UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 5, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated November 4, 2008 entitled ‘Transaction in Own Securities’

2.	Stock Exchange Announcement dated November 5, 2008 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated November 6, 2008 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated November 10, 2008 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated November 11, 2008 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated November 12, 2008 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated November 13, 2008 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated November 13, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

9.	Stock Exchange Announcement dated November 14, 2008 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated November 17, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated November 18, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated November 19, 2008 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated November 19, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.	Stock Exchange Announcement dated November 20, 2008 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated November 25, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

16.	Stock Exchange Announcement dated November 26, 2008 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated November 28, 2008 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2008

Number of ordinary shares transferred:	18,808

Highest transfer price per share:	119.3p

Lowest transfer price per share:	116.1p

Following the above transfer, Vodafone holds 5,333,964,071 of its ordinary shares in treasury and has 52,470,270,526 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 November 2008

Number of ordinary shares transferred:	80,301

Highest transfer price per share:	119.1p

Lowest transfer price per share:	119.1p

Following the above transfer, Vodafone holds 5,333,883,770 of its ordinary shares in treasury and has 52,470,350,827 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 November 2008

Number of ordinary shares transferred:	11,270

Highest transfer price per share:	116.5p

Lowest transfer price per share:	116.5p

Following the above transfer, Vodafone holds 5,333,872,500 of its ordinary shares in treasury and has 52,470,362,097 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 November 2008

Number of ordinary shares transferred:	27,790

Highest transfer price per share:	118.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,333,844,710 of its ordinary shares in treasury and has 52,470,389,887 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2008

Number of ordinary shares transferred:	25,572

Highest transfer price per share:	92.99p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,333,819,138 of its ordinary shares in treasury and has 52,470,415,459 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 November 2008

Number of ordinary shares transferred:	42,880

Highest transfer price per share:	106.7p

Lowest transfer price per share:	106.7p

Following the above transfer, Vodafone holds 5,333,776,258 of its ordinary shares in treasury and has 52,470,458,339 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 November 2008

Number of ordinary shares transferred:	156,153

Highest transfer price per share:	108.3p

Lowest transfer price per share:	108.3p

Following the above transfer, Vodafone holds 5,333,620,105 of its ordinary shares in treasury and has 52,470,614,492 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that on 12 November 2008, Michel Combes, a person discharging managerial responsibility, received a conditional award of performance shares over 3,326,701 Ordinary shares of US$0.11 3/7 each in the Company, in accordance with the Vodafone Global Incentive Plan (incorporating co-investment).

(1)   The vesting of this award is conditional on continued employment with the Vodafone Group, the satisfaction of a performance condition approved by the Remuneration Committee and, in the case of some of the performance shares awarded, co-investment and retention of co-investment. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations, 12.5% of the award will vest for target performance, rising further to 50% vesting for maximum performance. The multiplier is based on the TSR of Vodafone Group Plc over the three year performance period 1 April 2008 to 31 March 2011 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100% for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 74 of the Company’s 2008 Annual Report, available at www.vodafone.com.

(2)   This award is also conditional on Mr Combes, who is a member of the Executive Committee, being compliant with the Company’s share ownership guidelines, which provide that he will acquire and maintain a minimum level of shareholding equivalent to two times salary.

P R S Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 November 2008

Number of ordinary shares transferred:	60,885

Highest transfer price per share:	115p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 5,333,559,220 of its ordinary shares in treasury and has 52,470,675,377 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 November 2008

Number of ordinary shares transferred:	432,320

Highest transfer price per share:	122p

Lowest transfer price per share:	122p

Following the above transfer, Vodafone holds 5,333,126,900 of its ordinary shares in treasury and has 52,471,107,697 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 November 2008

Number of ordinary shares transferred:	86,791

Highest transfer price per share:	124.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,333,040,109 of its ordinary shares in treasury and has 52,471,194,488 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 November 2008

Number of ordinary shares transferred:	86,084

Highest transfer price per share:	123p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 5,332,954,025 of its ordinary shares in treasury and has 52,471,280,572 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 November 2008 by Computershare Trustees Limited that on 12 November 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 122p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	204
Michel Combes	204
Paul Michael Donovan	204
Terry Dean Kramer	204
Stephen Roy Scott	204

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 November 2008

Number of ordinary shares transferred:	9,560

Highest transfer price per share:	125.6p

Lowest transfer price per share:	125.6

Following the above transfer, Vodafone holds 5,332,954,025 of its ordinary shares in treasury and has 52,471,280,572 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 24 November 2008 by UBS Trustees (Jersey) Limited that on 21 November 2008 Michel Combes, a person discharging managerial responsibility, acquired an interest in 232,827 shares of US$0.11 3/7 cents each in the Company at the price of 113.10 pence per share.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 November 2008

Number of ordinary shares transferred:	185,849

Highest transfer price per share:	112.5p

Lowest transfer price per share:	112.5p

Following the above transfer, Vodafone holds 5,332,758,616 of its ordinary shares in treasury and has 52,471,548,369 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 November 2008

Number of ordinary shares transferred:	47,775

Highest transfer price per share:	123p

Lowest transfer price per share:	123`p

Following the above transfer, Vodafone holds 5,332,710,841 of its ordinary shares in treasury and has 57,804,306,985 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,471,596,144 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,471,596,144. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY (Registrant)

Dated: December 5, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary